Exhibit (a)(5)

GRAPHON CORPORATION

CONFIRMATION OF ELECTION AND
GRANT OF NEW OPTIONS

September 14, 2011

Name
Address 1
Address 2
City, State Zip

Dear [Name]:

This statement confirms that GraphOn Corporation (“GraphOn”) has accepted your election to participate in the stock option exchange program (the “Exchange Program”).  It also confirms that your options (“Cancelled Options”), described below in the first four columns, were cancelled on October 12, 2011 and that you have no remaining rights to those Cancelled Options.

Cancelled Options				New Options
Grant Date	Exercise Price	Grant Type	Number of Option Shares	Number of New Options	Vesting Date	Termination Date

In consideration for your election to participate in the Exchange Program as set forth in the Offer (as defined below), GraphOn grants to you stock options (“New Options”), as described in the last three columns above at a per share exercise price equal to $___, the closing sales price per share of GraphOn’s common stock on October 12, 2011 (the “Grant Date”).

You will receive a notice of grant of stock option, stock option agreement and stock purchase agreement reflecting your New Options promptly after the Grant Date.

Questions regarding the Offer or this Confirmation of Election and Promise of Grant of New Options may be directed to Bob Dixon at GraphOn Corporation, 5400 Soquel Avenue, Suite A2, Santa Cruz, California 95062. You may contact Bob Dixon at the number listed in GraphOn’s internal phone directory.